Exhibit 3.1

FIRST AMENDMENT TO

THIRD AMENDED AND RESTATED BYLAWS

OF KENSEY NASH CORPORATION

The Third Amended and Restated Bylaws of Kensey Nash Corporation (the “Bylaws”) are hereby amended to add the following as Section 8.6 of the Bylaws:

“Section 8.6. Forum for Adjudication of Disputes. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation of the Company or these Bylaws, or (iv) any other action asserting a claim governed by the internal affairs doctrine.

Dated: September 20, 2011